RECEIVED

2005 APR 12 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05007275

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

8 February 2005

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA - Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00
www.mobistar.be - Fortis 210-0233334-04
tva-btw be 456.810.810 - RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Brussels, 08 February 2005

At the end of its financial year, which closed on 31 December 2004, Mobistar had 2,845,762 active customers , 245,581 more customers than the previous year, representing a growth rate of 9.4%. More than 80% of new customers in 2004 are postpaid customers, and the network now consists of over one million postpaid users, 35% of its customer base.

Mobistar forecasts indicate that the mobile phone (active SIM cards) has now achieved penetration of almost 82% in Belgium, while the operator's market share has reached 33.5%.

Consolidated turnover has increased by 16.2% to EUR 1.347 billion and the turnover in relation to mobile activity has reached EUR 1.248 billion, representing an increase of 16.5% compared with the preceding financial year. Fixed voice/data activity generates a turnover of EUR 103.8 million, an increase of 10.2%.

On a yearly basis, the ARPU (Average Revenue Per User) has grown by 5% and reached an average of EUR 36.64 per month.

EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) has reached EUR 558.4 million, an increase of 28.5%. The consolidated EBITDA margin is now 43.6% of service revenues (EUR 1.281 billion; excluding terminal sales) versus 39.6% one year ago. The EBITDA margin in mobile activity has risen to 44.1% of service revenues, as against 41.9% at the end of 2003. Fixed voice/data activity shows an EBITDA margin of 36%.

Although Mobistar, for the first time in its history, has had to pay corporate taxes at an effective rate of 29.4% (influenced by accumulated fiscal losses deductible from taxable profits), the annual net consolidated profit of the group continues to grow, with an increase in profits after tax of 11.2% to EUR 252.8 million, a net profit per share of EUR 4.01.

Mobistar has accelerated the process, started in 2003, of optimising its network. The operator has invested a total of EUR 173.3 million, 27% more than the EUR 136 million invested in the course of the previous financial year.

The continued rise in Mobistar profits has enabled the generation of free consolidated cash flow of EUR 262.6 million for the 2004 financial year and appreciably to reduce its indebtedness, which amounted to EUR 144.1 million on 31 December 2004, almost 65% less than at the end of 2003.

Taking the 2004 results into account, together with the favourable movements in the Mobistar balance-sheet, the Board of Directors will recommend payment of a dividend of EUR 2 per share during the General Meeting of shareholders on 4 May 2005.

Brussels, 8 February 2005 – Mobistar (Euronext Brussels: MOBB) has published its results for the financial year which closed on 31 December 2004. The operator has declared itself to be highly satisfied with a year characterised by growth in line with the targets set by the company.

Active presence and growth in a mature market

According to Mobistar forecasts, the penetration rate of the mobile phone market (active SIM cards) at the end of last year has reached almost 82% of the Belgian population, against 76% in the preceding year. With 2,845,762 active customers on 31 December 2004, against 2,600,181 a year ago, Mobistar has recorded growth in its customer base of 9.4%, while the rate of growth in the Belgian mobile phone market as a whole was 8.2%. The operator's market share increased to 33.5%, and continues to slightly grow in a market which is relatively mature and competitive.

Development of the proportion of postpaid customers

2004 was characterised by a significant development in the proportion of postpaid users within Mobistar's customer base. For the first time, the number of postpaid customers has exceeded a million users. As at 31 December, the operator counted 1,006,632 postpaid customers, representing more than 35% of its customer base, against 31% at the end of the preceding year. It is noteworthy that more than 80% of customers acquired in the course of 2004 are postpaid customers, against 40% in 2003. Mobistar is therefore the principal beneficiary of the net growth in the number of postpaid users in the Belgian market.

Reinforcement of the position in the business segment

Mobistar has significantly increased its market share in the business segment, rising from 27.5% at the end of 2003 to 32.5% at the end of the 2004 financial year.

Mobistar owes its excellent performance both to securing a series of contracts with major companies or institutions, such as SNCB or the Communauté Flamande, and to the success of its products in the small and medium enterprise sector.

Furthermore, the solutions offered by the operator increasingly form part of a convergent offer, integrating fixed components with the mobile technologies. As such, Mobistar is in a position to offer significant added value.

BlackBerry®, a product developed by the Canadian company RIM and launched in Belgium by Mobistar in June 2004, is a perfect illustration of the interest in the convergence of technologies and the integration of the mobile

phone network into the company's own communication processes. The BlackBerry® wireless solution offers secure access to the company's bulletin board via a sophisticated terminal combining telephone functions with those of a personal organiser. The technology uses Mobistar's GSM/GPRS networks and now benefits from all the advantages of roaming.

The Mobile Office Card, launched in July 2004 by Mobistar, enables laptop users to access the Internet or their company's network via the GPRS network, wherever they are in Belgium or in one of the countries covered by about fifty GPRS roaming agreements signed by the operator. This solution is also compatible with Wifi technology, which enables a connection to Wifi hotspots and private and company's WLANs (Wireless Local Area Networks).

As a member of the Orange group, Mobistar has the benefit of the synergies offered by the group's subsidiaries, which enable it to offer business customers solutions adapted to their needs. Freemove, for example, is a solution developed by the Orange group in co-operation with mobile phone groups with a presence all over the world and can offer specific and simplified roaming rates adapted to the needs of companies with high levels of international activity.

Approach to the residential segment is resolutely determined by market needs

Mobistar has launched a new formula designed to expand access to preferential rates and services, traditionally targeted at business customers. 'Mobistar VIP' was launched last October and is based on discounted rates and privileged services advantageous to all users whose call time exceeds 250 minutes a month (equivalent to EUR 55). By 31 December 2004, over 24,000 customers subscribed to 'Mobistar VIP'.

Mobistar has also collaborated with the Orange group in the creation of a multimedia portal at the cutting edge of international mobile technology, which enables its users to access a whole range of services and data via the GPRS network. 'Orange World' was launched in Belgium in July 2004, providing access to services as diverse as MMS, "chat ", downloads of games, logos and ring tones, as well as information services including weather forecasts, share prices, geolocalisation, navigation, etc.

In view of the development of SMS as a favourite means of communication among young people, Mobistar has also launched 'Tempo Tribe', a service dedicated to prepaid users under 24. It was launched last September in the form of a real club based on a web site, and 'Tempo Tribe' enables young users to take advantage of particularly favourable rates for sending their SMS. By 31 December 2004, the service had already attracted over 150,000 young prepaid customers.

Increase in turnover, both overall and by user

The consolidated turnover achieved by the group in 2004, with an increase of over 16% compared with the previous financial year, reached EUR 1,35 billion

against EUR 1.16 billion in 2003.

The mobile turnover, with a growth of 17%, amounts to EUR 1.18 billion, of which EUR 188.5 million, or 16%, come from 'mobile data' activities (SMS, MMS, WAP). Use of SMS reached a penetration rate of 68% of the Mobistar customer base, while SMS use providing access to paying products and services (SMS Premium) generated gross turnover of EUR 29.6 million for the operator, an increase of over 50%.

Turnover in relation to fixed voice/data activity (voice and data over a fixed line) has risen to EUR 103.8 million, an increase of 10.2%.

If the Mobistar customer base has expanded noticeably in quantitative terms, its quality has also been significantly enhanced, because the ARPU (Average Revenue Per User) has increased by EUR 1.78 per month per user, reaching EUR 36.64 a month against EUR 34.86 a year previously, which represents a growth of 5%. This increase is associated in part with the growing proportion of postpaid subscribers with Mobistar's customer base. It has also been strengthened by users' consumption patterns. For the full year 2004, the ARPU of postpaid customers has gone up from EUR 65.25 (restated for new accounting rules) to EUR 66.1, whereas the ARPU of prepaid card users, also on the increase, has gone up EUR 17.50 (restated for new accounting rules) to EUR 17.97.

Increased profitability in each activity

The EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) of the Mobistar group, which has seen a further increase of 28.5%, stood at EUR 558.4 million against EUR 434.7 million at the end of the previous financial year. It represents a margin of 43.6% of service revenues against 39.6% at the end of 2003. Although Mobistar, for the first time in its history, has had to pay corporate taxes at an effective rate of 29.4%, the group has made a net profit of EUR 252.8 million, a growth of 11.% compared with the net profit for 2003 of EUR 227.4 million.

The mobile activity increased its profitability further with an EBITDA of EUR 521 million at the end of 2004 against EUR 422.8 million a year before, an increase of 23%. These good results are associated in part with development of Mobistar's customer base (increase in the number of customers, development of the postpaid customer base, increase of the ARPU, ...). They are also due to the various actions taken by the operator to develop and stimulate the use of products and services in response to customers' specific needs. It is remarkable that the effort put in by the operator to acquire postpaid customers has had only a limited effect on the excellent performance of the group in the course of the financial year. The EBITDA margin in mobile activity reached 44.1% of mobile service revenues in 2004, against 41.9% the previous year.

As in the previous year, the EBITDA for fixed voice/data activities has developed significantly, increasing from EUR 11.9 million to EUR 37.4 million

in the course of the 2004 financial year, equivalent to an EBITDA margin of 36% of the service revenues generated by these activities. This substantial increase in profitability has benefited from the partial resumption of the exceptional provisions which had affected the profitability of the activity in 2003. The contribution of the fixed voice/data EBITDA thus amounts to 6.7% of the consolidated EBITDA of the group.

Investments

Mobistar investments total EUR 173.3 million for 2004, or 13.5% of the consolidated service revenues, against EUR 136 million in 2003, representing an increase of 27.4%.

For 2004, Mobistar's investments focused on the renewal and optimisation of the network infrastructure.

In this context, Mobistar entered into an agreement with Nortel Networks in October 2004, the purpose of which includes the renewal of the operator's radio infrastructure as a whole, enabling it to deploy a network and services which will perform even better, both in the base GSM technology and in GPRS, EDGE and UMTS.

Taking into account the increase in investments and, for the first time, the payment of corporate taxes, the free cash flow generated by Mobistar in 2004 reached EUR 262.6 million against EUR 307.8 million the previous year. The group's net financial debt, which had reduced from EUR 716.7 million to EUR 406.7 million in 2003, again fell substantially in 2004 to EUR 144.1 million at the end of the financial year, which represents a decrease by 64.6%.

Prospects

Mobistar will continue to take a segmented approach to the market in each of its activities. The operator intends to offer products and services which will be determined more than ever by the needs and expectations of its customers, based on their commercial, socio-economic and cultural characteristics.

In the belief that convergence will play a decisive role in the development of mobile phone operations, the company furthermore intends to develop a range of solutions integrating different communication technologies (mobile, fixed voice, data, multimedia...). This approach is designed to meet the overall communication needs of the customer base and to support existing efforts to establish customer loyalty. In this context, Mobistar will be launching an ADSL solution in the course of the coming year via its own network, targeted at the residential market.

In terms of infrastructure, the deployment of technology developed by Nortel Networks will make possible a performance level equivalent to that of a new network, capable of offering the most up-to-date services and products available in the GSM, GPRS, EDGE and UMTS technologies. The transition from a 2G technology (GPRS, EDGE) to a 3G technology (UMTS) developed by the same supplier is also much more flexible. Finally, the use of a single

supplier results in a significant reduction in the network's operational costs.

Mobistar will continue to develop its UMTS network in accordance with the plans made when it obtained its licence, while simultaneously developing solutions based on the EDGE standard. This standard, specifically adapted to the transfer of high output data, offers especially interesting and convivial prospects for users. It is also expected to lead to an increase in data traffic and the revenues associated with it.

In view of the commercial, technical and financial performance achieved to date, and the prospects set out above, Mobistar intends to pursue its activities following the strategy already being implemented. All indicators suggest favourable development of the operator in terms of growth and profitability. Turnover in the 2005 financial year is expected to show a double digit growth rate.

Dividends

For the first time since the formation of Mobistar, in view of its results, the favourable development of its balance sheet and its prospects for future growth, the Board of Directors will propose to the General Meeting of shareholders on 4 May 2005 a payment of a dividend of EUR 2 per share.

Statutory auditor's report

The statutory auditor has confirmed that the accounting information in the press release does not give rise to any qualification on his part and corresponds to the consolidated financial accounts drawn up by the Boards of Directors.

Brussels, 7 February 2005

Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160)

Statutory Auditor

Financial agenda

Annual accounts published: 13 April 2005

General Meeting of shareholders: 4 May 2005

Publication of the results of the first quarter of 2005: end of July 2005

Additional information :

Performance in 2004: profit growth and dividend prospects

- At the end of its financial year, which closed on 31 December 2004, Mobistar had 2,845,762 active customers[1], 245,581 more customers than the previous year, representing a growth rate of 9.4%. More than 80% of new customers in 2004 are postpaid customers, and the network now consists of over one million postpaid users, 35% of its customer base.
- Mobistar forecasts indicate that the mobile phone (active SIM cards) has now achieved penetration of almost 82% in Belgium, while the operator's market share has reached 33.5%.
- Consolidated turnover has increased by 16.2% to EUR 1.347 billion and the turnover in relation to mobile activity has reached EUR 1.248 billion, representing an increase of 16.5% compared with the preceding financial year. Fixed voice/data activity generates a turnover of EUR 103.8 million, an increase of 10.2%.
- On a yearly basis, the ARPU (Average Revenue Per User) has grown by 5% and reached an average of EUR 36.64 per month.
- EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) has reached EUR 558.4 million, an increase of 28.5%. The consolidated EBITDA margin is now 43.6% of service revenues (EUR 1.281 billion; excluding terminal sales) versus 39.6% one year ago. The EBITDA margin in mobile activity has risen to 44.1% of service revenues, as against 41.9% at the end of 2003. Fixed voice/data activity shows an EBITDA margin of 36%.
- Although Mobistar, for the first time in its history, has had to pay corporate taxes at an effective rate of 29.4% (influenced by accumulated fiscal losses deductible from taxable profits), the annual net consolidated profit of the group continues to grow, with an increase in profits after tax of 11.2% to EUR 252.8 million, a net profit per share of EUR 4.01.
- Mobistar has accelerated the process, started in 2003, of optimising its network. The operator has invested a total of EUR 173.3 million, 27% more than the EUR 136 million invested in the course of the previous financial year.
- The continued rise in Mobistar profits has enabled the generation of free consolidated cash flow of EUR 262.6 million for the 2004 financial year and appreciably to reduce its indebtedness, which amounted to EUR 144.1 million on 31 December 2004, almost 65% less than at the end of 2003.
- Taking the 2004 results into account, together with the favourable movements in the Mobistar balance-sheet, the Board of Directors will recommend payment of a dividend of EUR 2 per share during the General Meeting of shareholders on 4 May 2005.

[1] Figures for active customers do not include "machine-to-machine" cards

Under embargo until Tuesday 8 February at 5.40 p.m.

Brussels, 8 February 2005 – **Mobistar (Euronext Brussels: MOBB) has published its results for the financial year which closed on 31 December 2004. The operator has declared itself to be highly satisfied with a year characterised by growth in line with the targets set by the company.**

Active presence and growth in a mature market

According to Mobistar forecasts, the penetration rate of the mobile phone market (active SIM cards) at the end of last year has reached almost 82% of the Belgian population, against 76% in the preceding year. With 2,845,762 active customers on 31 December 2004, against 2,600,181 a year ago, Mobistar has recorded growth in its customer base of 9.4%, while the rate of growth in the Belgian mobile phone market as a whole was 8.2%. The operator's market share increased to 33.5%, and continues to slightly grow in a market which is relatively mature and competitive.

Development of the proportion of postpaid customers

2004 was characterised by a significant development in the proportion of postpaid users within Mobistar's customer base. For the first time, the number of postpaid customers has exceeded a million users. As at 31 December, the operator counted 1,006,632 postpaid customers, representing more than 35% of its customer base, against 31% at the end of the preceding year. It is noteworthy that more than 80% of customers acquired in the course of 2004 are postpaid customers, against 40% in 2003. Mobistar is therefore the principal beneficiary of the net growth in the number of postpaid users in the Belgian market.

Reinforcement of the position in the business segment

Mobistar has significantly increased its market share in the business segment, rising from 27.5% at the

end of 2003 to 32.5% at the end of the 2004 financial year.
Mobistar owes its excellent performance both to securing a series of contracts with major companies or institutions, such as SNCB or the Communauté Flamande, and to the success of its products in the small and medium enterprise sector.
Furthermore, the solutions offered by the operator increasingly form part of a convergent offer, integrating fixed components with the mobile technologies. As such, Mobistar is in a position to offer significant added value.
BlackBerry®, a product developed by the Canadian company RIM and launched in Belgium by Mobistar in June 2004, is a perfect illustration of the interest in the convergence of technologies and the integration of the mobile phone network into the company's own communication processes. The BlackBerry® wireless solution offers secure access to the company's bulletin board via a sophisticated terminal combining telephone functions with those of a personal organiser. The technology uses Mobistar's GSM/GPRS networks and now benefits from all the advantages of roaming.
The Mobile Office Card, launched in July 2004 by Mobistar, enables laptop users to access the Internet or their company's network via the GPRS network, wherever they are in Belgium or in one of the countries covered by about fifty GPRS roaming agreements signed by the operator. This solution is also compatible with Wifi technology, which enables a connection to Wifi hotspots and private and company's WLANs (Wireless Local Area Networks).
As a member of the Orange group, Mobistar has the benefit of the synergies offered by the group's subsidiaries, which enable it to offer business customers solutions adapted to their needs. Freemove, for example, is a solution developed by the Orange group in co-operation with mobile phone groups with a presence all over the world and can offer specific and simplified roaming rates adapted to the needs of companies with high levels of international activity.

Approach to the residential segment is resolutely determined by market needs
Mobistar has launched a new formula designed to expand access to preferential rates and services, traditionally targeted at business customers. 'Mobistar VIP' was launched last October and is based on discounted rates and privileged services advantageous to all users whose call time exceeds 250 minutes a month (equivalent to EUR 55). By 31 December 2004, over 24,000 customers subscribed to 'Mobistar VIP'.
Mobistar has also collaborated with the Orange group in the creation of a multimedia portal at the cutting edge of international mobile technology, which enables its users to access a whole range of services and data via the GPRS network. 'Orange World' was launched in Belgium in July 2004, providing access to services as diverse as MMS, "chat ", downloads of games, logos and ring tones, as well as information services including weather forecasts, share prices, geolocalisation, navigation, etc.
In view of the development of SMS as a favourite means of communication among young people, Mobistar has also launched 'Tempo Tribe', a service dedicated to prepaid users under 24. It was launched last September in the form of a real club based on a web site, and 'Tempo Tribe' enables young users to take advantage of particularly favourable rates for sending their SMS. By 31 December 2004, the service had already attracted over 150,000 young prepaid customers.
Increase in turnover, both overall and by user
The consolidated turnover achieved by the group in 2004, with an increase of over 16% compared with the previous financial year, reached EUR 1,35 billion against EUR 1.16 billion in 2003.
The mobile turnover, with a growth of 17%, amounts to EUR 1.18 billion, of which EUR 188.5 million, or 16%, come from 'mobile data' activities (SMS, MMS, WAP). Use of SMS reached a penetration rate of 68% of the Mobistar customer base, while SMS use providing access to paying products and services (SMS Premium) generated gross turnover of EUR 29.6 million for the operator, an increase of over 50%.
Turnover in relation to fixed voice/data activity (voice and data over a fixed line) has risen to EUR 103.8 million, an increase of 10.2%.
If the Mobistar customer base has expanded noticeably in quantitative terms, its quality has also been significantly enhanced, because the ARPU (Average Revenue Per User) has increased by EUR 1.78 per month per user, reaching EUR 36.64 a month against EUR 34.86 a year previously, which represents a growth of 5%. This increase is associated in part with the growing proportion of postpaid subscribers with Mobistar's customer base. It has also been strengthened by users' consumption patterns. For the full year 2004, the ARPU of postpaid customers has gone up from EUR 65.25 (restated for new accounting rules) to EUR 66.1, whereas the ARPU of prepaid card users, also on the increase, has gone up EUR 17.50 (restated for new accounting rules) to EUR 17.97.
Increased profitability in each activity
The EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) of the Mobistar group, which has seen a further increase of 28.5%, stood at EUR 558.4 million against EUR 434.7 million at the end of the previous financial year. It represents a margin of 43.6% of service revenues against 39.6% at the end of 2003. Although Mobistar, for the first time in its history, has had to pay corporate taxes at an effective rate of 29.4%, the group has made a net profit of EUR 252.8 million, a growth of 11.% compared with the net profit for 2003 of EUR 227.4 million.

The mobile activity increased its profitability further with an EBITDA of EUR 521 million at the end of 2004 against EUR 422.8 million a year before, an increase of 23%. These good results are associated in part with development of Mobistar's customer base (increase in the number of customers, development of the postpaid customer base, increase of the ARPU, ...). They are also due to the various actions taken by the operator to develop and stimulate the use of products and services in response to customers' specific needs. It is remarkable that the effort put in by the operator to acquire postpaid customers has had only a limited effect on the excellent performance of the group in the course of the financial year. The EBITDA margin in mobile activity reached 44.1% of mobile service revenues in 2004, against 41.9% the previous year.

As in the previous year, the EBITDA for fixed voice/data activities has developed significantly, increasing from EUR 11.9 million to EUR 37.4 million in the course of the 2004 financial year, equivalent to an EBITDA margin of 36% of the service revenues generated by these activities. This substantial increase in profitability has benefited from the partial resumption of the exceptional provisions which had affected the profitability of the activity in 2003. The contribution of the fixed voice/data EBITDA thus amounts to 6.7% of the consolidated EBITDA of the group.

Investments

Mobistar investments total EUR 173.3 million for 2004, or 13.5% of the consolidated service revenues, against EUR 136 million in 2003, representing an increase of 27.4%.

For 2004, Mobistar's investments focused on the renewal and optimisation of the network infrastructure. In this context, Mobistar entered into an agreement with Nortel Networks in October 2004, the purpose of which includes the renewal of the operator's radio infrastructure as a whole, enabling it to deploy a network and services which will perform even better, both in the base GSM technology and in GPRS, EDGE and UMTS.

Taking into account the increase in investments and, for the first time, the payment of corporate taxes, the free cash flow generated by Mobistar in 2004 reached EUR 262.6 million against EUR 307.8 million the previous year. The group's net financial debt, which had reduced from EUR 716.7 million to EUR 406.7 million in 2003, again fell substantially in 2004 to EUR 144.1 million at the end of the financial year, which represents a decrease by 64.6%.

Prospects

Mobistar will continue to take a segmented approach to the market in each of its activities. The operator intends to offer products and services which will be determined more than ever by the needs and expectations of its customers, based on their commercial, socio-economic and cultural characteristics.

In the belief that convergence will play a decisive role in the development of mobile phone operations, the company furthermore intends to develop a range of solutions integrating different communication technologies (mobile, fixed voice, data, multimedia...). This approach is designed to meet the overall communication needs of the customer base and to support existing efforts to establish customer loyalty. In this context, Mobistar will be launching an ADSL solution in the course of the coming year via its own network, targeted at the residential market.

In terms of infrastructure, the deployment of technology developed by Nortel Networks will make possible a performance level equivalent to that of a new network, capable of offering the most up-todate services and products available in the GSM, GPRS, EDGE and UMTS technologies. The transition from a 2G technology (GPRS, EDGE) to a 3G technology (UMTS) developed by the same supplier is also much more flexible. Finally, the use of a single supplier results in a significant reduction in the network's operational costs.

Mobistar will continue to develop its UMTS network in accordance with the plans made when it obtained its licence, while simultaneously developing solutions based on the EDGE standard. This standard, specifically adapted to the transfer of high output data, offers especially interesting and convivial prospects for users. It is also expected to lead to an increase in data traffic and the revenues associated with it.

In view of the commercial, technical and financial performance achieved to date, and the prospects set out above, Mobistar intends to pursue its activities following the strategy already being implemented. All indicators suggest favourable development of the operator in terms of growth and profitability. Turnover in the 2005 financial year is expected to show a double digit growth rate.

Dividends

For the first time since the formation of Mobistar, in view of its results, the favourable development of its balance sheet and its prospects for future growth, the Board of Directors will propose to the General Meeting of shareholders on 4 May 2005 a payment of a dividend of EUR 2 per share.

Statutory auditor's report

The statutory auditor has confirmed that the accounting information in the press release does not give rise to any qualification on his part and corresponds to the consolidated financial accounts drawn up by the Boards of Directors.

Brussels, 7 February 2005
Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160)
Statutory Auditor

Financial agenda

Annual accounts published: 13 April 2005
General Meeting of shareholders: 4 May 2005
Publication of the results of the first quarter of 2005: end of July 2005

****

Mobistar (EURONEXT BRUSSELS : MOBB) is one of the major players on the Belgian telecommunications market, active in the fields of mobile and fixed telephony and on other markets that demonstrate a high growth potential (data transmission, Internet, etc.). Mobistar, one of the operators witnessing fastest growth in Europe, is the Belgian subsidiary of Orange S.A., which covers all the international mobile activities of France Telecom. Mobistar is listed on the Brussels stock exchange. At the end of December 2004, Mobistar had a total of 2,845,762 active customers., not taking into account the Machine To Machine cards.

Annexes : tables giving key figures in euros

Consolidated Financial Information (Mio €)	Mobistar Group		
	Financial year 2004	Financial year 2003	Variation (%)
Operating revenues			
Total service revenues	1281.0	1096.5	16.8%
Handset sales	66.4	63.2	5.1%
Total turnover	1347.4	1159.7	16.2%
Other revenues and capitalized production	43.6	41.2	5.8%
Total operating revenues	1391.0	1200.9	15.8%
Operating expenses			
Interconnection costs	287.4	254.6	12.9%
Costs of equipment and goods sold	155.2	124.9	24.3%
Services and other goods	264.5	224.7	17.7%
Remuneration, social security and pensions	127.1	134.2	-5.3%
Depreciation and amortisation	174.0	172.9	0.6%
Bad debt, inventory and other provisions	-7.9	14.0	-156.4%
Other operating charges	6.3	13.8	-54.3%
Depreciation consolidation difference	1.4	1.4	0.0%
Total operating expenses	1008.0	940.5	7.2%
EBITDA(*)	558.4	434.7	28.5%
EBITDA margin in % of service revenues	43.6%	39.6%	
EBIT (operating profit)	383.0	260.4	47.1%
Financial result	-24.7	-33.0	25.2%
Current result	358.3	227.4	57.6%
Result for the period before tax	358.3	227.4	57.6%
Taxes	-105.5	0.0	NA
Result for the period after tax	252.8	227.4	11.2%

(*) EBIT + depreciation & amortisation

Financial information by activity [1] (Mio €)	Financial Year 2004			Financial Year 2003		
	Mobile	Fixed Voice Data	Consolidated total	Mobile	Fixed Voice Data	Consolidated total
Total service revenues	1182.0	103.8	1281.0	1010.0	92.9	1096.5
Handset sales	66.4	0.0	66.4	61.9	1.3	63.2
Total turnover	1248.4	103.8	1347.4	1071.9	94.2	1159.7
Other revenues and capitalized production	43.6	0.0	43.6	36.2	5.0	41.2
Total operating revenues	1292.0	103.8	1391.0	1108.1	99.2	1200.9
EBITDA	521.0	37.4	558.4	422.8	11.9	434.7
EBITDA margin in % of service revenues	44.1%	36.0%	43.6%	41.9%	12.8%	39.6%
EBIT (operating profit)	353.0	30.0	383.0	256.8	3.6	260.4
Financial result			-24.7			-33.0
Result for the period before tax			358.3			227.4
Taxes			-105.5			0.0
Result for the period after tax			252.8			227.4

(1) The financial figures per activity are presented before elimination of inter-activity transactions.

Brussels, 7 February 2005
Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160)
Statutory Auditor

Financial agenda

Annual accounts published: 13 April 2005
General Meeting of shareholders: 4 May 2005
Publication of the results of the first quarter of 2005: end of July 2005

****

Mobistar (EURONEXT BRUSSELS : MOBB) is one of the major players on the Belgian telecommunications market, active in the fields of mobile and fixed telephony and on other markets that demonstrate a high growth potential (data transmission, Internet, etc.). Mobistar, one of the operators witnessing fastest growth in Europe, is the Belgian subsidiary of Orange S.A., which covers all the international mobile activities of France Telecom. Mobistar is listed on the Brussels stock exchange. At the end of December 2004, Mobistar had a total of 2,845,762 active customers., not taking into account the Machine To Machine cards.

Annexes : tables giving key figures in euros

Consolidated Financial Information (Mio €)	Mobistar Group		
	Financial year 2004	Financial year 2003	Variation (%)
Operating revenues			
Total service revenues	1281.0	1096.5	16.8%
Handset sales	66.4	63.2	5.1%
Total turnover	1347.4	1159.7	16.2%
Other revenues and capitalized production	43.6	41.2	5.8%
Total operating revenues	1391.0	1200.9	15.8%
Operating expenses			
Interconnection costs	287.4	254.6	12.9%
Costs of equipment and goods sold	155.2	124.9	24.3%
Services and other goods	264.5	224.7	17.7%
Remuneration, social security and pensions	127.1	134.2	-5.3%
Depreciation and amortisation	174.0	172.9	0.6%
Bad debt, inventory and other provisions	-7.9	14.0	-156.4%
Other operating charges	6.3	13.8	-54.3%
Depreciation consolidation difference	1.4	1.4	0.0%
Total operating expenses	1008.0	940.5	7.2%
EBITDA(*)	558.4	434.7	28.5%
EBITDA margin in % of service revenues	43.6%	39.6%	
EBIT (operating profit)	383.0	260.4	47.1%
Financial result	-24.7	-33.0	25.2%
Current result	358.3	227.4	57.6%
Result for the period before tax	358.3	227.4	57.6%
Taxes	-105.5	0.0	NA
Result for the period after tax	252.8	227.4	11.2%

(*) EBIT + depreciation & amortisation

Financial information by activity [1] (Mio €)	Financial Year 2004			Financial Year 2003		
	Mobile	Fixed Voice Data	Consolidated total	Mobile	Fixed Voice Data	Consolidated total
Total service revenues	1182.0	103.8	1281.0	1010.0	92.9	1096.5
Handset sales	66.4	0.0	66.4	61.9	1.3	63.2
Total turnover	1248.4	103.8	1347.4	1071.9	94.2	1159.7
Other revenues and capitalized production	43.6	0.0	43.6	36.2	5.0	41.2
Total operating revenues	1292.0	103.8	1391.0	1108.1	99.2	1200.9
EBITDA	521.0	37.4	558.4	422.8	11.9	434.7
EBITDA margin in % of service revenues	44.1%	36.0%	43.6%	41.9%	12.8%	39.6%
EBIT (operating profit)	353.0	30.0	383.0	256.8	3.6	260.4
Financial result			-24.7			-33.0
Result for the period before tax			358.3			227.4
Taxes			-105.5			0.0
Result for the period after tax			252.8			227.4

(1) The financial figures per activity are presented before elimination of inter-activity transactions.